EXHIBIT 8.1

[                    ], 2006

First California Financial Group, Inc.,

1880 Century Park East, Suite 800,

Los Angeles, California 90067.

Ladies and Gentlemen:

We have acted as joint counsel to National Mercantile Bancorp, a California corporation (“National Mercantile”), and First California Financial Group, Inc., a Delaware corporation (“First California”), in connection with the planned mergers of National Mercantile with and into First California (the “Reincorporation Merger”), and FCB Bancorp, a California corporation (“FCB”), with and into First California (the “Primary Merger,” collectively, the “Mergers”), pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of June 15, 2006, by and between FCB, National Mercantile and First California. All capitalized terms used and not otherwise defined herein have the meanings provided in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Mergers will be completed in the manner set forth in the Agreement and in the Registration Statement on Form S-4 of First California, including the proxy statement/prospectus of National Mercantile and FCB contained therein (the “Registration Statement”). In addition, in rendering this opinion, we have relied upon the representations set forth in the letters of representation from National Mercantile and FCB to us dated [                    ], 2006 (the “Representation Letters”). In rendering this opinion, we have also assumed that (i) the representations made in the Representation Letters are, and will be as of the Primary Merger Effective Time, true, correct and complete, (ii) any representation set forth in the Representation Letters qualified by knowledge, intention, belief or any similar qualification are, and will be as of the Primary Merger Effective Time, true, correct and complete without such qualification, and (iii) the Representation Letters have been executed by appropriate and authorized officers of National Mercantile and FCB.

Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion, under presently applicable United States federal income tax law, which may change prior to the effective date of the Mergers, that (i) the Mergers will be treated for U.S. federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Code, and (ii) FCB and First California will each be a party to such reorganization within the meaning of Section 368(b) of the Code with respect to the Primary Merger and National Mercantile and First California will each be a party to such reorganization within the meaning of Section 368(b) of the Code with respect to the Reincorporation Merger.

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Mergers under any other laws.

We hereby consent to the reference to us under the heading “Material United States Federal Income Tax Considerations of the Mergers” in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,